

PITCH VIDEO | INVESTOR PANEL

INVEST IN **CURTISS MOTORCYCLE CO.**

Iconic Electric Motorcycles

LEAD INVESTOR ⌄

Philip Eggers

I chose to invest in Curtiss because of the team's previous successes in the high-end motorcycle market and their intense desire to create the best and finest electric motorcycles ever. There is currently no leader in the electric motorcycle market and I think their plan of following the Tesla model puts them in a position to take over as a market leader. They have taken a no compromise approach, and their attention to detail and quality is evident and impressive. I live near their Leeds facility and have seen the components first hand. I'm a motorsports enthusiast and own several motorcycles and cars, even a supercar and I can say that the Curtiss is truly a luxury motorcycle built to the highest standards.

Invested $10,000 this round & $6,000 previously

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curtissmotorcycles.com   Leeds AL

Technology   Retail   B2C   Transportation

Highlights

1 We believe our patented Axis-Centered architecture is the best way to make an electric motorcycle.

2 This single platform architecture is entirely modular and designed for radical scale.

3 Our first year of production is sold out at margins that generate sustainable growing net cash flow.

4 We are replicating Tesla's playbook by starting with luxury and expanding down market.

5 Like Tesla for the car, we launch into the electric motorcycle market when there is no leader.

6 Today's tiny market for premium electric motorcycles is forecast to grow to over $28b by 2030.

7 Curtiss is a dream team of American road bike specialists with over three decades of experience.

8 ~$3.5m+ raised to date by over 700 investors, customers, employees and enthusiasts.

Our Team

 **H Matthew Chambers** Co-founder, CEO + Chairman of the Board



Matt began his journey in this industry circa 1991 and created some of the world's most iconic and novel v-twin designs over a 25+ year span. Circa June 2016, Matt re-formed Curtiss, envisioning luxury motoring on two-wheels in a better way.

We feel there has never been true luxury two-wheeled motoring.



JT Nesbitt Head of Innovation + Design

A fine artist and sculptor obsessed with the motorcycle, JT dedicated himself to motorcycle innovation and design in 1999 when he joined our team. If reincarnation is real, he is Glenn Hammond Curtiss 2.0



Jordan Cornille Co-founder, Strategy + Design

After studying Automotive Design in Detroit, Jordan joined Matt to close out the $100,000+ exotic v-twin era. Circa June 2016, Jordan re-formed Curtiss to bring sustainable global awareness to one of America's most storied legacy brands.



Andrea Hiott Communications

Andrea Hiott is a philosopher & cognitive scientist. Her work explores the ways we move through the world and how transportation changes our feelings, thoughts and ecologies.



Gareth Roberts Content Manager



Pam Miller Administrations



Vinay Valleru Engineering + CAD



Andy Skrobko Chief Financial Officer

Curtiss Motorcycle Co.



"Curtiss is excited to be offering motorcycle and EV enthusiasts a unique opportunity to own a piece of the company and join us on our journey as, in our opinion, the world's leading electric motorcycle brand. The electric motorcycle industry is poised for huge growth and we are proud to be leading the charge." - Matt Chambers, CEO of Curtiss Motorcycle Co.

Following The Tesla Playbook

The examples of Tesla was a great playbook for how to win the electric car market.

We aim to follow this playbook and apply it to electric motoring on two-wheels.

TESLA

CURTISS

1. Build sports car

2. Use that money to build an affordable car

3. Use *that* money to build an even more affordable car

4. While doing above, also provide zero emission electric power generation options

1. Build hyper luxury motorcycle

2. Use that money to build an affordable luxury motorcycle

3. Use *that* money to build an even more affordable luxury motorcycle

4. While doing above, also provide hyper-luxury and luxury motorcycle apparel and accessories

Like Tesla, We Begin With A Great Brand



THE TESLA OF MOTORCYCLES

Like Tesla, we begin with a great brand.





Like Tesla, We Begin With The Best Operating System



THE TESLA OF MOTORCYCLES

Like Tesla, we begin with the best operating system.

Tesla had the skateboard, which is now ubiquitous. We have Axis-Centered Design. Curtiss has an advantage because our superior operating system was recently patented.



OUR ARCHITECURAL PLATFORM'S MODULAR SYSTEM

For the first time since the bicycle was motorized, it is now envisioned growing from the inside-out. This enlightened approach frames symmetry, imagining the motorcycle from its drive shaft keyed to its motor, organically centers the core elements of the machine. Balance on two-wheels is finally idealized. Proportion is illuminated and clarified. Aesthetic beauty and the beauty of control results. Harmony abounds.

This Curtiss platform architectural operating system is more than the best possible way to make a motorcycle. It is also the most efficient platform ever invented to radically scale motorcycle production.

CURTISS FORM DNA

For over 32 years, the team behind Curtiss has been inspired by the ultimate icon for individuality, the fiercely American motorcycle. The Curtiss is our 9th take on perfecting this aesthetic form.

It is honest.

This thoroughbred DNA will be spread to examples of our work from 8 horsepower to our present 217 horsepower in types for every taste and style at valuations that ultimately avail our motorcycles to every aspiring person.



Presenting Our Flagship Debut Model

THE PERFECT INSTRUMENT FOR OUR LAUNCH

Presenting The Curtiss, featuring:

- AXIS-CENTERED DESIGN (PATENTED)
- MINIATURIZATION + ADDED LIGHTNESS
- AIRCRAFT-INSPIRED TRIPLE LOAD PATH
- MODULAR + UPGRADABLE
- FULL-IMMERSION HEX PAK
- FULL ADJUSTABILITY
- INTENSE INDIVIDUALIZATION MODE





Our 7 Firsts

- Created From The Inside-Out
- Perfectly Centered
- Full Immersion Liquid Cooling
- Geometrically And Ergonomically Adjustable
- Precision-Machined From Aircraft-Grade Billet Aluminum
- Battery / Radiator / Backbone Singularity
- Modular Platform Designed For Radical Scale

"It's fun to ride!"



The Icon For Our Electric Future
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CURTISS
ELECTRIC MOTORCYCLES
The 1 by Curtiss
The Electric
"Icon"
Watch on YouTube

Watch motoring journalist and racer, Alan Cathcart, review The Curtiss after becoming the first independent journalist to ride it.

Traction On The Road And In The Market

We have already sold out our first year of production.



TRACTION

Our first year of production is sold out and we believe we have sufficient qualified expressions of interest from luxury-electric aficionados, collectors and former owners to power pre-sales through 2025.

The premium (recreational) battery-electric motorcycle market is forecast to grow to over $28 billion by 2030.





TIMING

In their SEC filings, Harley-Davidson / LiveWire management provided data-driven guidance that estimates the premium (recreational) battery-electric motorcycle market to grow to $10b+ by 2026 and as high as $28b+ by 2030.


$5
2023
2024
2025
2026
2027
2028
2029
2030

Curtiss: Owned By Our Customers

Our clean and simple cap table is owned by over 700 independent investors, customers, employees and enthusiasts. Get in on the ground floor. Own the American motorcycle company of the future.


Curtiss CEO On Yahoo Finance Live
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CURTISS
ELECTRIC MOTORCYCLES
Yahoo Finance Live
Curtiss CEO Interviewed
REVVING UP
CURTISS MOTORCYCLE PROCLAIMS THE 'TESLA OF MOTORCYCLES'
DOWNLOAD THE APP TODAY
Watch on YouTube

Our Plan For Achieving Capital Sufficiency

We believe thinking small, like Tesla did at its start, means a potentially higher return on investment.





VALUATION

On September 27, 2022, Harley-Davidson's LiveWire (LVWR) became the first American battery electric motorcycle maker to list its common stock on the NYSE, concentrated solely on the premium motorcycle market. They achieved a valuation of $1.8b.

Our financial goal is to list CMOT common stock on NASDAQ by 2026.

Curtiss begins exclusively as luxury, therefore, our products will never compete and should be accretive for one another. However, our common stock valuation will be relevantly comparable.

CAPITAL SUFFICIENCY

This diagram informs that the estimates for financial sufficiency to enter the electric premium automobile market are 60-times greater than sufficiency for entry into the electric luxury automobile market.

LVWR estimates sufficiency to enter the electric premium market for the motorcycle is $500m.

Modeling our Curtiss launch exclusively as luxury informs that capital sufficiency is $8.33m.

	Premium		Luxury
Automotive	$30b-$60b GM, VW, Ford, etc.	=	$500m Aston Martin, Ferrari
Motorcycle	$500m Harley-Davidson / LiveWire	=	$8.33m Curtiss

NOTE:
The automotive luxury market brands have many competitors; Curtiss has none.

Note: Numbers represent estimated cost to achieve full EV production.

CAPITAL USES

Validation and Certification	$900,000
Production Inventory	$750,000

Marketing	$600,000
Apparel Inventory	$250,000
Cash On Hand	Remaining



OUR SECRET

We have inside information.

Throughout our history, thousands of luxury buyers have told us what they desire and we listened.

The 1 is the first of many dream machines that our unique luxury audience has nurtured and informed.

Pro Forma

PRO FORMA

For Curtiss to deliver the best & finest handmade craftsmanship possible, we start conservatively.

We meticulously season our methods over 3 years, concentrating on perfecting our abilities as artisanal craftsmen.

In 2025, with US, UK and EU distribution channels open, we plan to launch pre-sales of our 2nd-gen Curtiss 1 and the all-new Curtiss 2, 3, and 4.

Our priority focuses on the luxury experience of our first 130 clients who will facilitate the necessary 720 2026 pre-sales by word of mouth.

This simple plan, derived from what Elon Musk so brilliantly executed at Tesla, is a reward for our lean and efficient business model, providing ample gross profit margins from initial deliveries while allowing our small team to focus on what matters most – creating the best & finest motorcycles ever.

	2024	2025	2026	2027	2028	2029	2030	2031
Units	30	40	60	720	900	7,200	14,400	28,800
Avg. Price	$100,000	$100,000	$100,000	$60,000	$60,000	$30,000	$26,666	$26,666
Proj. Gross Margin	40%	40%	40%	40%	40%	40%	40%	40%
Revenue	$ 3,000,000	$ 4,000,000	$ 6,000,000	$ 43,200,000	$ 54,000,000	$ 216,000,000	$ 383,990,400	$ 767,980,800
COGS	(1,800,000)	(2,400,000)	(3,600,000)	(25,920,000)	(32,400,000)	(129,600,000)	(230,394,240)	(460,788,480)
Per Unit	(60,000)	(60,000)	(60,000)	(36,000)	(36,000)	(18,000)	(16,000)	(16,000)
Net Revenue	1,200,000	1,600,000	2,400,000	17,280,000	21,600,000	86,400,000	152,596,160	307,192,320
SG&A	(1,050,000)	(1,400,000)	(1,000,000)	(9,600,000)	(9,600,000)	(36,720,000)	(61,438,464)	(115,197,120)
R&D			(800,000)	(1,200,000)	(1,200,000)	(4,320,000)	(7,679,808)	(15,359,616)
EBITDA	$150,000	$200,000	$600,000	$6,480,000	$10,800,000	$45,360,000	$84,477,888	$176,635,584
SG&A + R&D%	35%	35%	30%	25%	20%	19%	18%	17%
EBITDA%	5%	5%	10%	15%	20%	21%	22%	23%

NOTES:
It is our goal to grow 20% per year for 20 years from 2031.
All products to share our singular platform.
NASDAQ IPO circa 2025/2026.
All units to be pre-sold online prior to production.

The above contains forward looking projections which cannot be guaranteed.

Modeled after Mr. Musk's top-down "Master Plan."



